UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 14, 2025

  (Meeting of the Minutes of the Board of Directors’ Meeting, held on August 14, 2025)

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

  MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

  Date, Hour and Place:

  August 14, 2025, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

  Members in attendance:

  (i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; and (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto.

  Matter discussed and resolution:

    The Board Members were informed of Mr. Bernardo Sacic’s decision to resign from his position as Director of the Company effective as of this date. The Board Members acknowledged the resignation letter and expressed their consent, extending their gratitude for Mr. Bernardo’s contributions during his tenure in the Company’s management. The position will remain vacant.
    Considering the above resolution, the Board Members ratified the composition of the Board of Executive Officers of the Company, with a mandate until the 2027 Annual General Shareholders’ Meeting, which will examine the documents referred to in art. 133 of Law No. 6,404/76, referring to the year ended December 31, 2026:

  As Chief Executive Officer:

  Rodrigo de Almeida Pizzinatto

  As Chief Financial and Investor Relations Officer:

  Alexandre Mendes Palhares

  As Executive Officers:

  Manuella Carvalho Campos de Oliveira

  Marina Guimarães Moreira Mascarenhas

  Notes:

  The resolutions were approved, with no amendments or qualifications, by all Board members.

  There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

  MARCOS MARINHO LUTZ – Chairman

  JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chariman

  FRANCISCO DE SÁ NETO

  FABIO VENTURELLI

  FLÁVIA BUARQUE DE ALMEIDA

  JOSÉ MAURICIO PEREIRA COELHO

  MARCELO FARIA DE LIMA

  PETER PAUL LORENÇO ESTERMANN

  VÂNIA MARIA LIMA NEVES

  DENIZE SAMPAIO BICUDO – Secretary of the Meeting

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: August 14, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on August 14, 2025)